SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A*
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)


                             Penn Octane Corporation
     ---------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    707573101
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                                   Scott Cohen
                              Standard General L.P.
                               650 Madison Avenue
                                   26th Floor
                               New York, NY 10022
                                 (212) 610-9177
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Daniel Schloendorn, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  July 2, 2008
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               SCHEDULE 13D/A

-------------------------------                              -------------------
CUSIP No. 707573101                                          Page 2 of 10 Pages
-------------------------------                              -------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Standard General L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    3,898,618
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,898,618
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,898,618
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.31%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            PN
----------- --------------------------------------------------------------------

                               SCHEDULE 13D/A

-------------------------------                              -------------------
CUSIP No. 707573101                                          Page 3 of 10 Pages
-------------------------------                              -------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Standard General Master Fund L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    3,898,618
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,898,618
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,898,618
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.31%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            PN
----------- --------------------------------------------------------------------

                               SCHEDULE 13D/A

-------------------------------                              -------------------
CUSIP No. 707573101                                          Page 4 of 10 Pages
-------------------------------                              -------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Soohyung Kim
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    3,898,618
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,898,618
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,898,618
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.31%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN
----------- --------------------------------------------------------------------

                               SCHEDULE 13D/A

-------------------------------                              -------------------
CUSIP No. 707573101                                          Page 5 of 10 Pages
-------------------------------                              -------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Nicholas J. Singer
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    3,898,618
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,898,618
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,898,618
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.31%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends the
Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on January 18, 2008, as amended on May 1, 2008 and on June 3, 2008 (the "Schedule 13D"). This Amendment No. 3 is being filed on behalf of Standard General Master Fund L.P., a Cayman Islands exempted limited partnership ("Standard General Master Fund" or the "Fund"), Standard General L.P., a Delaware limited partnership ("Standard General") which serves as the investment manager of Standard General Master Fund and pursuant to an investment management agreement has all investment and voting power with respect to the securities held by Standard General Master Fund, and Mr. Soohyung Kim ("Mr. Kim") and Mr. Nicholas J. Singer ("Mr. Singer"). Messrs. Kim and Singer have controlling interests in Standard General S Corp., a Delaware corporation, which is the general partner of Standard General Holdings, L.P., a Delaware limited partnership, which is in turn the general partner of Standard General. In addition, Mr. Kim and Mr. Singer serve as co-managing members of Standard General Management LLC, a Delaware limited liability company, which is the managing member of Standard General GP LLC, a Delaware limited liability company, which is in turn the general partner of Standard General Master Fund. Messrs. Kim and Singer along with Standard General and Standard General Master Fund are hereinafter collectively referred to as the "Reporting Persons".

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") was filed as an exhibit to the Schedule 13D and, pursuant to its terms, is not required to be filed as an exhibit to this Amendment No. 3. This Amendment No. 3 relates to the common stock, par value $0.01 per share (the "Common Stock") of Penn Octane Corporation, a Delaware corporation (the "Company").

     Capitalized terms used herein which are not defined herein have the meanings ascribed to them in the Schedule 13D. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock except to the extent of any pecuniary interest therein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On June 4, 2008, June 5, 2008, June 6, 2008, June 20, 2008, June 23, 2008, June
24, 2008, June 25, 2008, June 30, 2008, July 1, 2008, July 2, 2008, July 7,
2008, July 8, 2008 and July 9, 2008 the Fund purchased a total of 297,000 shares of Common Stock on such dates, at such amounts and at such prices as set forth on Schedule I hereto. In acquiring the such shares, the Fund expended approximately $568,362. The Fund purchased such shares with working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

The Fund effects purchases of securities primarily through margin accounts maintained for it with Goldman Sachs & Co. (the "Prime Broker") which may extend margin credit to the Fund as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the Prime Broker's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

The shares of the Company to which this Schedule 13D relates were acquired by the Fund for investment purposes in the ordinary course of business, and not with the purpose or effect of changing or influencing the control or management of the Company and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Company. The Fund may, from time to time, acquire additional shares of Common Stock or dispose of some or all of its shares, engage in lending, short-selling or hedging or similar transactions with some or all of its shares, or continue to hold its shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Company, the general investment and trading policies of the Fund, and other factors. The Fund may change its intention at any time with respect to any or all matters referred to in this Item 4.

Except as set forth above, none of the Reporting Persons, Standard General Holdings or Standard General GP have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of
Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by replacing in its entirety with the following:

(a) & (b)      Ownership and power over disposition:

A. Standard General L.P.
   ---------------------

     (a) Amount beneficially owned: 3,898,618 shares of Common Stock.
     (b) Percent of class: 25.31%. This percentage is based on a total of 15,406,187 shares of Common Stock, par value $0.01 per share, issued and outstanding as of May 19, 2008 as reflected in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the Securities and Exchange Commission on May 20, 2008 (the "Outstanding Shares").
     (c) Number of shares to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 3,898,618
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 3,898,618

B. Standard General Master Fund L.P.
   ---------------------------------

     (a) Amount beneficially owned: 3,898,618 shares of Common Stock.
     (b) Percent of class: 25.31%. This percentage is based on the Outstanding Shares.
     (c) Number of shares to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 3,898,618
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 3,898,618

C. Soohyung Kim
   ------------

     (a) Amount beneficially owned: 3,898,618 shares of Common Stock.
     (b) Percent of class: 25.31%. This percentage is based on the Outstanding Shares.
     (c) Number of shares to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 3,898,618
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 3,898,618

D. Nicholas J. Singer
   ------------------

     (a) Amount beneficially owned: 3,898,618 shares of Common Stock.
     (b) Percent of class: 25.31%. This percentage is based on the Outstanding Shares.
     (c) Number of shares to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 3,898,618
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 3,898,618

No shares of Common Stock are beneficially owned by Standard General Holdings or Standard General GP.

(c) Transactions in shares of Common Stock effected by the Fund since the most recent filing on Schedule 13D are listed in Schedule I hereto, which Schedule is hereby incorporated herein by reference.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by the Fund.

(e) Not applicable.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 10, 2008


STANDARD GENERAL L.P.


By:  /s/ Scott Cohen
     -----------------------------
     Name:   Scott Cohen
     Title:  Attorney-in-Fact


STANDARD GENERAL MASTER FUND L.P.


By:  /s/ Scott Cohen
     -----------------------------
     Name:   Scott Cohen
     Title:  Attorney-in-Fact


SOOHYUNG KIM


By:  /s/ Scott Cohen
     -----------------------------
     Name:   Scott Cohen
     Title:  Attorney-in-Fact


NICHOLAS J. SINGER


By:  /s/ Scott Cohen
     -----------------------------
     Name:   Scott Cohen
     Title:  Attorney-in-Fact

                                   SCHEDULE I

                  Schedule of Transactions Effected by the Fund
                  ---------------------------------------------
                  Since the Most Recent Filing on Schedule 13D
                  --------------------------------------------

----------------------- -------------- ----------------- -----------------------
Type of                 Date           Number of         Price per Share in
Transaction                            Shares            $US
----------------------- -------------- ----------------- -----------------------
Buy                     6/4/2008       800               $1.93
----------------------- -------------- ----------------- -----------------------
Buy                     6/5/2008       10,000            $1.93
----------------------- -------------- ----------------- -----------------------
Buy                     6/6/2008       23,000            $1.8713
----------------------- -------------- ----------------- -----------------------
Buy                     6/20/2008      6,500             $1.8577
----------------------- -------------- ----------------- -----------------------
Buy                     6/23/2008      500               $1.90
----------------------- -------------- ----------------- -----------------------
Buy                     6/24/2008      1,200             $1.93
----------------------- -------------- ----------------- -----------------------
Buy                     6/25/2008      3,000             $1.93
----------------------- -------------- ----------------- -----------------------
Buy                     6/30/2008      78,000            $1.9285
----------------------- -------------- ----------------- -----------------------
Buy                     7/1/2008       27,000            $1.9324
----------------------- -------------- ----------------- -----------------------
Buy                     7/2/2008       30,000            $1.95
----------------------- -------------- ----------------- -----------------------
Buy                     7/7/2008       37,000            $1.90
----------------------- -------------- ----------------- -----------------------
Buy                     7/8/2008       30,000            $1.8983
----------------------- -------------- ----------------- -----------------------
Buy                     7/9/2008       50,000            $1.90
----------------------- -------------- ----------------- -----------------------